Exhibit 12.1

FAR EAST ENERGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002
Pre-tax income(loss) from continuing operations	$(8,292,000)	$(8,004,000)	$(7,217,000)	$(2,130,000)
Add: Total fixed charges	65,000	42,000	192,000	21,000

Total earnings available for fixed charges	(8,227,000)	(7,962,000)	(7,025,000)	(2,109,000)

Fixed charges:
Interest and debt expense	—	9,000	168,000	—
Assumed interest component of rental expense	65,000	33,000	24,000	21,000

Total fixed charges	$65,000	$42,000	$192,000	$21,000

Ratio of earning to fixed charges	— (1)	— (1)	— (1)	— (1)

(1)	Earnings were inadequate to cover fixed costs by $8,292,000 in 2005, $8,004,000 in 2004, $7,217,000 in 2003 and $2,130,000 in 2002.